                                                           OMB APPROVAL
                                                    OMB Number:       3235-0145
                                                    Expires:   October 31, 1997
                                                    Estimated average burden
                                                    hours per response....14.90

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                            (Amendment No. _______)*

                            KRUG INTERNATIONAL CORP.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock (no par value)
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   501067102
                     -----------------------------------
                                 (CUSIP Number)

      Ronald Vannuki, 100 Wilshire Blvd., Santa Monica, CA (310) 917-6600
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                    09/01/95
                     -----------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership or more than five percent of the class oF securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                AMENDMENT TO SCHEDULE 13D FILED AUGUST 24, 1995




                                                               SEC 1746 (12-91)

                                 SCHEDULE 13D

  CUSIP No.     501067102                            Page   2  of  13   Pages
               -----------                                 ---    ----


-------------------------------------------------------------------------------
                NAME OF REPORTING PERSON
    1           S.S. OR I.R.S. IDENTIFICATION NO.
                OF ABOVE PERSON

                  KAREN BETH BRENNER

                  SSN: ###-##-####

-------------------------------------------------------------------------------
                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    2                                                                    (a)/ /

                                                                         (b)/ /
-------------------------------------------------------------------------------
                SEC USE ONLY
    3

-------------------------------------------------------------------------------
                SOURCE OF FUNDS*
    4
                  PERSONAL FUNDS; OTHER
-------------------------------------------------------------------------------
                CHECK BOX IF DISCLOSURE OF LEGAL                            / /
    5           PROCEEDINGS IS REQUIRED PURSUANT
                TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
                CITIZENSHIP OR PLACE OF ORGANIZATION
    6
                  USA
-------------------------------------------------------------------------------
                                               SOLE VOTING POWER
          NUMBER               7
                                                  6,720
            OF               --------------------------------------------------

          SHARES                               SHARED VOTING POWER
                               8
       BENEFICIALLY                               -0-
                             --------------------------------------------------
         OWNED BY
                                               SOLE DISPOSITIVE POWER
           EACH                9
                                                 109,120
         REPORTING           --------------------------------------------------

          PERSON                               SHARED DISPOSITIVE POWER
                               10
           WITH                                   -0-

-------------------------------------------------------------------------------
                AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON
    11
                   115,840
-------------------------------------------------------------------------------
    12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                             / /

                   N/A
-------------------------------------------------------------------------------
                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
                   2.3%
-------------------------------------------------------------------------------
                TYPE OF REPORTING PERSON*
    14
                   INDIVIDUAL
-------------------------------------------------------------------------------
                    *  SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

  CUSIP No.     501067102                            Page   3  of  13   Pages
               -----------                                 ---    ----


-------------------------------------------------------------------------------
                NAME OF REPORTING PERSON
    1           S.S. OR I.R.S. IDENTIFICATION NO.
                OF ABOVE PERSON

                  RICHARD FECHTOR

                  SSN: ###-##-####

-------------------------------------------------------------------------------
                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    2                                                                    (a)/ /

                                                                         (b)/ /
-------------------------------------------------------------------------------
                SEC USE ONLY
    3

-------------------------------------------------------------------------------
                SOURCE OF FUNDS*
    4
                  PERSONAL FUNDS
-------------------------------------------------------------------------------
                CHECK BOX IF DISCLOSURE OF LEGAL                            / /
    5           PROCEEDINGS IS REQUIRED PURSUANT
                TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
                CITIZENSHIP OR PLACE OF ORGANIZATION
    6
                  USA
-------------------------------------------------------------------------------
                                               SOLE VOTING POWER
          NUMBER               7
                                                  6,906
            OF               --------------------------------------------------

          SHARES                               SHARED VOTING POWER
                               8
       BENEFICIALLY                               156,507
                             --------------------------------------------------
         OWNED BY
                                               SOLE DISPOSITIVE POWER
           EACH                9
                                                  6,906
         REPORTING           --------------------------------------------------

          PERSON                               SHARED DISPOSITIVE POWER
                               10
           WITH                                   156,507

-------------------------------------------------------------------------------
                AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON
    11
                   163,413
-------------------------------------------------------------------------------
    12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                             / /

                   N/A
-------------------------------------------------------------------------------
                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
                   3.2%
-------------------------------------------------------------------------------
                TYPE OF REPORTING PERSON*
    14
                   INDIVIDUAL
-------------------------------------------------------------------------------
                    *  SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

  CUSIP No.     501067102                            Page   4  of  13   Pages
               -----------                                 ---    ----


-------------------------------------------------------------------------------
                NAME OF REPORTING PERSON
    1           S.S. OR I.R.S. IDENTIFICATION NO.
                OF ABOVE PERSON

                  FORTUNA INVESTMENT PARTNERS, LTD.

                  TIN: 95-4419444

-------------------------------------------------------------------------------
                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    2                                                                    (a)/ /

                                                                         (b)/ /
-------------------------------------------------------------------------------
                SEC USE ONLY
    3

-------------------------------------------------------------------------------
                SOURCE OF FUNDS*
    4
                  WORKING CAPITAL
-------------------------------------------------------------------------------
                CHECK BOX IF DISCLOSURE OF LEGAL                            / /
    5           PROCEEDINGS IS REQUIRED PURSUANT
                TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
                CITIZENSHIP OR PLACE OF ORGANIZATION
    6
                  CALIFORNIA
-------------------------------------------------------------------------------
                                               SOLE VOTING POWER
          NUMBER               7
                                                  322,790
            OF               --------------------------------------------------

          SHARES                               SHARED VOTING POWER
                               8
       BENEFICIALLY                               -0-
                             --------------------------------------------------
         OWNED BY
                                               SOLE DISPOSITIVE POWER
           EACH                9
                                                  322,790
         REPORTING           --------------------------------------------------

          PERSON                               SHARED DISPOSITIVE POWER
                               10
           WITH                                   -0-

-------------------------------------------------------------------------------
                AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON
    11
                   322,790
-------------------------------------------------------------------------------
    12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                             / /

                   N/A
-------------------------------------------------------------------------------
                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
                   6.4%
-------------------------------------------------------------------------------
                TYPE OF REPORTING PERSON*
    14
                   PARTNERSHIP
-------------------------------------------------------------------------------
                    *  SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

  CUSIP No.     501067102                            Page   5  of  13   Pages
               -----------                                 ---    ----


-------------------------------------------------------------------------------
                NAME OF REPORTING PERSON
    1           S.S. OR I.R.S. IDENTIFICATION NO.
                OF ABOVE PERSON

                  RONALD J. VANNUKI

                  SSN: ###-##-####

-------------------------------------------------------------------------------
                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    2                                                                    (a)/ /

                                                                         (b)/ /
-------------------------------------------------------------------------------
                SEC USE ONLY
    3

-------------------------------------------------------------------------------
                SOURCE OF FUNDS*
    4
                  OTHER
-------------------------------------------------------------------------------
                CHECK BOX IF DISCLOSURE OF LEGAL                            / /
    5           PROCEEDINGS IS REQUIRED PURSUANT
                TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
                CITIZENSHIP OR PLACE OF ORGANIZATION
    6
                  USA
-------------------------------------------------------------------------------
                                               SOLE VOTING POWER
          NUMBER               7
                                                  322,790
            OF               --------------------------------------------------

          SHARES                               SHARED VOTING POWER
                               8
       BENEFICIALLY                               -0-
                             --------------------------------------------------
         OWNED BY
                                               SOLE DISPOSITIVE POWER
           EACH                9
                                                  322,790
         REPORTING           --------------------------------------------------

          PERSON                               SHARED DISPOSITIVE POWER
                               10
           WITH                                   -0-

-------------------------------------------------------------------------------
                AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON
    11
                   322,790
-------------------------------------------------------------------------------
    12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                             / /

                   N/A
-------------------------------------------------------------------------------
                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
                   6.4%
-------------------------------------------------------------------------------
                TYPE OF REPORTING PERSON*
    14
                   INDIVIDUAL
-------------------------------------------------------------------------------
                    *  SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Krug International Corporation                                    Page 6 of 13
CUSIP No. 501067102
February 12, 1996

AMENDMENT TO FORM 13D FILED AUGUST 24, 1995

Item 1. Security and Issuer.

         This amendment relates to the Common Stock, without par value (the "Krug Common Stock"), of Krug International Corporation (the "Company"). The Krug Common Stock trades on the NASDAQ maintained by the National Association of Securities Dealers. The Company's principal executive offices are located at 6 North Main Street, Suite 500, Dayton, Ohio 45402-1900; the Company's telephone number at that location is (513) 224-9066. The number of issued and outstanding shares of Krug Common Stock as of October 25, 1995, as reported on the Company's 10-Q filed November 13, 1995, is 5,051,950.

Item 2. Identity and Background.

         All information regarding the identity and background of the Reporting Persons is unchanged from the previous filing.

Item 3. Source and Amount of Funds and Other Consideration.

         (a) The net investment cost (including commissions, if any) of the 322,790 shares of Krug Common Stock beneficially owned by Fortuna Investment Partners, L.P., is $954,228. The source of funds for this consideration was the partnership's working capital.

         (b) The net investment cost (including commissions, if any) of the 115,840 shares of Krug Common Stock beneficially owned by Karen Beth Brenner is $361,804. The source of funds for this consideration was private funds.

         (c) The net investment cost (including commissions, if any) of the 163,413 shares of Krug Common Stock beneficially owned by Richard Fechtor is $571,671. The source of funds for this consideration was private funds.

Krug International Corporation                                    Page 7 of 13
CUSIP No. 501067102
February 12, 1996

Item 4. Purpose of the Transaction.

         The purpose of the acquisition of the shares by the Reporting Persons is unchanged. In view of the Company's recent public announcement of its retention of investment bankers to review its current operations with the intention of enhancing shareholder value, the Reporting Persons may seek discussions with the Company's management on the same subject.

Item 5. Interest in Securities of the Issuer.

         (a) As of the date hereof, Fortuna Investment Partners owns beneficially 322,890 shares of Krug Common Stock (which includes presently exercisable warrants to purchase 57,972 shares of Krug Common Stock at an exercise price per share of $5.625). The number of shares shown as beneficially owned by Fortuna Investment Partners, LLP was incorrect on the August 24, 1995,
Schedule 13D; the correct number on that date was 222,141 shares beneficially owned (which includes presently exercisable warrants to purchase 57,972 shares of Krug Common Stock at an exercise price of $5.625). The consideration paid for the stock beneficially owned was correctly shown in the original filing.

          By reason of the provisions of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the Act"), each of Fortuna Capital Management, Inc. and Ronald J. Vannuki may be deemed to own beneficially the shares of Krug Common Stock owned by Fortuna Investment Partners, L.P.

         Fortuna Investment Partners, L.P., is the beneficial owner of 6.4% of the Krug Common Stock.

         (b) As of the date hereof, Karen Beth Brenner owns beneficially 115,840 shares of Krug Common Stock (which includes presently exercisable warrants to purchase 9,320 shares of Krug Common Stock at an exercise price per share of $5.625).

         Included in the number of shares beneficially owned by Karen Beth Brenner are 101,320 shares of Krug Common Stock in customers' accounts over which Brenner has limited investment

Krug International Corporation                                    Page 8 of 13
CUSIP No. 501067102
February 12, 1996


authority (which includes presently exercisable warrants to purchase 6,780 shares of Krug Common Stock at an exercise price per share of $5.625).

         Also included in the number of shares beneficially owned by Karen Beth Brenner are 25,320 shares of Krug Common Stock (which includes presently exercisable warrants to purchase 2,320 shares of Krug Common Stock at an exercise price per share of $5.625) owned by immediate and other members of Brenner's family, some of whom are also clients, and in retirement accounts.

         Karen Beth Brenner is the beneficial owner of 2.3% of the Krug Common Stock.

         (c) As of the date hereof, Richard Fechtor owns beneficially 163,413 shares of Krug Common Stock.

         Included in the number of shares beneficially owned by Richard Fechtor are 6,300 shares held individually, 127,389 shares of Krug Common Stock held jointly with his wife, 28,755 shares held individually by his wife, 606 shares held in a retirement account belonging to him, and 363 shares in a retirement account belonging to his wife.

         Not included in the number of shares beneficially owned by Mr. Fechtor are shares of Krug Common Stock owned by clients of Fechtor, Detwiler & Co., Inc. Mr. Fechtor has no power to vote or to dispose of any of the shares held in the accounts of these clients and, accordingly, disclaims any beneficial interest in these shares.

         Mr. Fechtor is the beneficial owner of 3.2% of the Krug Common Stock.

         By reason of the provisions of Rule 13d-3 under the Act, the Reporting Persons may be deemed to own an aggregate of 602,043 shares of Krug Common Stock, constituting approximately 11.9% of the Krug Common Stock.

         The percentages used herein are calculated based upon the

Krug International Corporation                                    Page 9 of 13
CUSIP No. 501067102
February 12, 1996


5,051,950 shares of Krug Common Stock stated to be issued and outstanding as of October 25 6, 1995, as set forth in the Company's 10-Q for the period ended September 30, 1995.

         (b) Fortuna Investment Partners has the power to vote and to dispose of the Krug Common Stock owned by it, which power may be exercised by general partner Fortuna Capital Management, Inc. Mr. Vannuki, as Chairman of the Board and President of Fortuna Capital Management, Inc. has the power to vote (or to direct the vote of) and to dispose of (or to direct the disposition of) the Krug Common Stock held by Fortuna Investment Partners.

         Brenner is an investment advisor with limited power of disposition with respect to securities held in some clients' accounts.

         (c) The trading dates, number of shares purchased or sold and price per share for all transactions by Fortuna Investment Partners, L.P., Fortuna Capital Management, Inc., Karen Beth Brenner, Richard Fechtor, Ronald J. Vannuki since August 24, 1995 are set forth on Schedules A hereto. All such transactions were open market transactions and were effected on the NASDAQ. No other transactions were effected by the Fortuna Investment Partners, Fortuna Capital Management, Inc., Karen Beth Brenner, Richard Fechtor, or Ronald J. Vannuki during such period.

         (d) No person other than each respective owner referred to herein of Krug Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such Krug Common Stock.

         (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any other person with

Krug International Corporation                                    Page 10 of 13
CUSIP No. 501067102
February 12, 1996


respect to any securities of the Company or the persons named in Item 2 hereof and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.



SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: February 12, 1996

Fortuna Investment Partners, L.P.


     /s/ RONALD J. VANNUKI
----------------------------------------
By:      Ronald J. Vannuki, President
         Fortuna Capital Management, Inc.
         General Partner


     /s/ RONALD J. VANNUKI
----------------------------------------
By:      Ronald J. Vannuki

Krug International Corporation                                    Page 11 of 13
CUSIP No. 501067102
February 12, 1996



/s/ KAREN BETH BRENNER
----------------------------------------
Karen Beth Brenner


/s/ RICHARD FECHTOR
----------------------------------------
Richard Fechtor

Krug International Corporation                                    Page 12 of 13
CUSIP No. 501067102
February 12, 1996


                                   Appendix A

                       Transactions Since August 24, 1995



Beneficial Owner                  Date             Bought (Sold)    Consideration

Karen Beth Brenner:               09/28/95           1,000                  $3,343
                                  10/10/95           2,500                   7,503
                                  10/10/95           5,000                  15,003
                                  10/10/95           4,000                  12,003
                                  10/10/95           3,000                   9,003
                                  10/16/95           3,800                  11,363
                                  10/16/95           3,800                  11,438
                                  11/14/95           1,100                   3,299
                                  11/14/95           1,100                   3,299
                                  12/18/95           6,000                  18,753
                                  12/18/95           4,000                  12,503
                                  12/18/95             500                   1,565
                                  12/18/95             500                   1,565
                                  12/18/95           1,000                   3,128
                                  12/18/95           5,000                  15,628
                                  12/18/95           1,000                   3,128
                                  12/18/95           1,000                   3,128
                                  12/18/95           1,000                   3,128
                                  12/29/95           3,000                   9,733


Richard Fechtor:                  10/18/95           1,300                   3,900
                                  01/13/96           2,000                   8,500

Fortuna Investment                09/01/95           4,500                  15,180
 Partners, LLP                    10/24/95           6,500                  20,508
                                  11/07/95           4,000                  12,410
                                  11/10/95           4,000                  12,160
                                  11/20/95           1,500                   4,748
                                  11/21/95           5,000                  15,513
                                  11/30/95           3,000                   9,120
                                  12/01/95           4,000                  12,410

Krug International Corporation                                    Page 13 of 13
CUSIP No. 501067102
February 12, 1996


                                  12/04/95           5,900                  18,305
                                  12/06/95           2,500                   7,756
                                  12/13/95          19,800                  60,192
                                  12/29/95           3,469                  10,979
                                  01/05/96           5,000                  15,513
                                  01/15/96           2,300                   6,992
                                  01/17/96           5,000                  15,825
                                  01/24/96           3,000                   9,370
                                  01/26/96           6,000                  19,740
                                  02/02/96          14,700                  72,398